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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 3)

                               R.O.C. TAIWAN FUND
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    749651105
--------------------------------------------------------------------------------
                                 (CUSIP Number)

Andrew Pegge                              Jeffry S. Hoffman
Laxey Partners Limited                    Swidler Berlin Shereff Friedman, LLP
Stanley House                             The Chrysler Building
7-9 Market Hill                           405 Lexington Avenue
Douglas                                   New York, NY  10174
Isle of Man IM1 2BF                       (212) 891-9260
011 44 1624 629365

--------------------------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                November 5, 2003
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

                                 (Page 1 of 13)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP No. 749651105
--------------------------------------------------------------------------------
1)         Name of Reporting Persons
           I.R.S. Identification No. of Above Persons (entities only)

           THE VALUE CATALYST FUND LIMITED
           NO I.R.S. IDENTIFICATION NO.
--------------------------------------------------------------------------------
2)         Check the Appropriate Box if a Member of a Group            (a)  [X]
           (See Instructions)                                          (b)  [ ]
--------------------------------------------------------------------------------
3)         SEC Use Only

--------------------------------------------------------------------------------
4)         Source of Funds (See Instructions)
           OO
--------------------------------------------------------------------------------
5)         Check if Disclosure of Legal Proceedings is Required Pursuant to
           Items 2(d) or 2(e)                                               [ ]

--------------------------------------------------------------------------------
6)         Citizenship or Place of Organization
           CAYMAN ISLANDS
--------------------------------------------------------------------------------
                     7)     Sole Voting Power
                            0
     Number of     -------------------------------------------------------------
      Shares         8)     Shared Voting Power
   Beneficially             974,840 SHARES
     Owned by      -------------------------------------------------------------
       Each          9)     Sole Dispositive Power
     Reporting              0
      Person       -------------------------------------------------------------
       With         10)     Shared Dispositive Power
                            974,840 SHARES
--------------------------------------------------------------------------------
11)        Aggregate Amount Beneficially Owned by Each Reporting Person
           974,840 SHARES
--------------------------------------------------------------------------------
12)        Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
           (See Instructions)                                               [ ]

--------------------------------------------------------------------------------
13)        Percent of Class Represented by Amount in Row (11)
           3.0%
--------------------------------------------------------------------------------
14)        Type of Reporting Person (See Instructions)

           IV*
--------------------------------------------------------------------------------

*Not registered under the Investment Company Act of 1940.

--------------------------------------------------------------------------------
CUSIP No. 749651105
--------------------------------------------------------------------------------
1)         Name of Reporting Persons
           I.R.S. Identification No. of Above Persons (entities only)

           LP VALUE LIMITED
           NO I.R.S. IDENTIFICATION NO.
--------------------------------------------------------------------------------
2)         Check the Appropriate Box if a Member of a Group            (a)  [X]
           (See Instructions)                                          (b)  [ ]
--------------------------------------------------------------------------------
3)         SEC Use Only

--------------------------------------------------------------------------------
4)         Source of Funds (See Instructions)
           OO
--------------------------------------------------------------------------------
5)         Check if Disclosure of Legal Proceedings is Required Pursuant to
           Items 2(d) or 2(e)                                               [ ]

--------------------------------------------------------------------------------
6)         Citizenship or Place of Organization
           BRITISH VIRGIN ISLANDS
--------------------------------------------------------------------------------
                     7)     Sole Voting Power
                            0
     Number of     -------------------------------------------------------------
      Shares         8)     Shared Voting Power
   Beneficially             968,600 SHARES
     Owned by      -------------------------------------------------------------
       Each          9)     Sole Dispositive Power
     Reporting              0
      Person       -------------------------------------------------------------
       With         10)     Shared Dispositive Power
                            968,600 SHARES
--------------------------------------------------------------------------------
11)        Aggregate Amount Beneficially Owned by Each Reporting Person
           968,600 SHARES
--------------------------------------------------------------------------------
12)        Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
           (See Instructions)                                               [ ]

--------------------------------------------------------------------------------
13)        Percent of Class Represented by Amount in Row (11)
           3.0%
--------------------------------------------------------------------------------
14)        Type of Reporting Person (See Instructions)

           IV*
--------------------------------------------------------------------------------

*Not registered under the Investment Company Act of 1940.

--------------------------------------------------------------------------------
CUSIP No. 749651105
--------------------------------------------------------------------------------
1)         Name of Reporting Persons
           I.R.S. Identification No. of Above Persons (entities only)

           LAXEY UNIVERSAL VALUE, LP
           NO I.R.S. IDENTIFICATION NO.
--------------------------------------------------------------------------------
2)         Check the Appropriate Box if a Member of a Group            (a)  [X]
           (See Instructions)                                          (b)  [ ]
--------------------------------------------------------------------------------
3)         SEC Use Only

--------------------------------------------------------------------------------
4)         Source of Funds (See Instructions)
           OO
--------------------------------------------------------------------------------
5)         Check if Disclosure of Legal Proceedings is Required Pursuant to
           Items 2(d) or 2(e)                                               [ ]

--------------------------------------------------------------------------------
6)         Citizenship or Place of Organization
           DELAWARE
--------------------------------------------------------------------------------
                     7)     Sole Voting Power
                            0
     Number of     -------------------------------------------------------------
      Shares         8)     Shared Voting Power
   Beneficially             965,000 SHARES
     Owned by      -------------------------------------------------------------
       Each          9)     Sole Dispositive Power
     Reporting              0
      Person       -------------------------------------------------------------
       With         10)     Shared Dispositive Power
                            965,000 SHARES
--------------------------------------------------------------------------------
11)        Aggregate Amount Beneficially Owned by Each Reporting Person
           965,000 SHARES
--------------------------------------------------------------------------------
12)        Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
           (See Instructions)                                               [ ]

--------------------------------------------------------------------------------
13)        Percent of Class Represented by Amount in Row (11)
           3.0%
--------------------------------------------------------------------------------
14)        Type of Reporting Person (See Instructions)

           PN*
--------------------------------------------------------------------------------

*Not registered under the Investment Company Act of 1940.

--------------------------------------------------------------------------------
CUSIP No. 749651105
--------------------------------------------------------------------------------
1)         Name of Reporting Persons
           I.R.S. Identification No. of Above Persons (entities only)

           LAXEY INVESTORS, L.P.
           NO I.R.S. IDENTIFICATION NO.
--------------------------------------------------------------------------------
2)         Check the Appropriate Box if a Member of a Group            (a)  [X]
           (See Instructions)                                          (b)  [ ]
--------------------------------------------------------------------------------
3)         SEC Use Only

--------------------------------------------------------------------------------
4)         Source of Funds (See Instructions)
           OO
--------------------------------------------------------------------------------
5)         Check if Disclosure of Legal Proceedings is Required Pursuant to
           Items 2(d) or 2(e)                                               [ ]

--------------------------------------------------------------------------------
6)         Citizenship or Place of Organization
           DELAWARE
--------------------------------------------------------------------------------
                     7)     Sole Voting Power
                            0
     Number of     -------------------------------------------------------------
      Shares         8)     Shared Voting Power
   Beneficially             779,216 SHARES
     Owned by      -------------------------------------------------------------
       Each          9)     Sole Dispositive Power
     Reporting              0
      Person       -------------------------------------------------------------
       With         10)     Shared Dispositive Power
                            779,216 SHARES
--------------------------------------------------------------------------------
11)        Aggregate Amount Beneficially Owned by Each Reporting Person
           779,216 SHARES
--------------------------------------------------------------------------------
12)        Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
           (See Instructions)                                               [ ]

--------------------------------------------------------------------------------
13)        Percent of Class Represented by Amount in Row (11)
           2.4%
--------------------------------------------------------------------------------
14)        Type of Reporting Person (See Instructions)

           PN*
--------------------------------------------------------------------------------

*Not registered under the Investment Company Act of 1940.

--------------------------------------------------------------------------------
CUSIP No. 749651105
--------------------------------------------------------------------------------
1)         Name of Reporting Persons
           I.R.S. Identification No. of Above Persons (entities only)

           LAXEY INVESTORS LIMITED
           NO I.R.S. IDENTIFICATION NO.
--------------------------------------------------------------------------------
2)         Check the Appropriate Box if a Member of a Group            (a)  [X]
           (See Instructions)                                          (b)  [ ]
--------------------------------------------------------------------------------
3)         SEC Use Only

--------------------------------------------------------------------------------
4)         Source of Funds (See Instructions)
           OO
--------------------------------------------------------------------------------
5)         Check if Disclosure of Legal Proceedings is Required Pursuant to
           Items 2(d) or 2(e)                                               [ ]

--------------------------------------------------------------------------------
6)         Citizenship or Place of Organization
           DELAWARE
--------------------------------------------------------------------------------
                     7)     Sole Voting Power
                            0
     Number of     -------------------------------------------------------------
      Shares         8)     Shared Voting Power
   Beneficially             693,200 SHARES
     Owned by      -------------------------------------------------------------
       Each          9)     Sole Dispositive Power
     Reporting              0
      Person       -------------------------------------------------------------
       With         10)     Shared Dispositive Power
                            693,200 SHARES
--------------------------------------------------------------------------------
11)        Aggregate Amount Beneficially Owned by Each Reporting Person
           693,200 SHARES
--------------------------------------------------------------------------------
12)        Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
           (See Instructions)                                               [ ]

--------------------------------------------------------------------------------
13)        Percent of Class Represented by Amount in Row (11)
           2.1%
--------------------------------------------------------------------------------
14)        Type of Reporting Person (See Instructions)

           IV*
--------------------------------------------------------------------------------

*Not registered under the Investment Company Act of 1940.

--------------------------------------------------------------------------------
CUSIP No. 749651105
--------------------------------------------------------------------------------
1)         Name of Reporting Persons
           I.R.S. Identification No. of Above Persons (entities only)

           LAXEY PARTNERS LIMITED
           NO I.R.S. IDENTIFICATION NO.
--------------------------------------------------------------------------------
2)         Check the Appropriate Box if a Member of a Group            (a)  [X]
           (See Instructions)                                          (b)  [ ]
--------------------------------------------------------------------------------
3)         SEC Use Only

--------------------------------------------------------------------------------
4)         Source of Funds (See Instructions)
           N/A
--------------------------------------------------------------------------------
5)         Check if Disclosure of Legal Proceedings is Required Pursuant to
           Items 2(d) or 2(e)                                               [ ]

--------------------------------------------------------------------------------
6)         Citizenship or Place of Organization
           ISLE OF MAN
--------------------------------------------------------------------------------
                     7)     Sole Voting Power
                            0
     Number of     -------------------------------------------------------------
      Shares         8)     Shared Voting Power
   Beneficially             5,334,856 SHARES
     Owned by      -------------------------------------------------------------
       Each          9)     Sole Dispositive Power
     Reporting              0
      Person       -------------------------------------------------------------
       With         10)     Shared Dispositive Power
                            5,334,856 SHARES
--------------------------------------------------------------------------------
11)        Aggregate Amount Beneficially Owned by Each Reporting Person
           5,334,856 SHARES
--------------------------------------------------------------------------------
12)        Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
           (See Instructions)                                               [ ]

--------------------------------------------------------------------------------
13)        Percent of Class Represented by Amount in Row (11)
           16.3%
--------------------------------------------------------------------------------
14)        Type of Reporting Person (See Instructions)

           IA*
--------------------------------------------------------------------------------

*Not registered under the Investment Company Act of 1940.

--------------------------------------------------------------------------------
CUSIP No. 749651105
--------------------------------------------------------------------------------
1)         Name of Reporting Persons
           I.R.S. Identification No. of Above Persons (entities only)

           COLIN KINGSNORTH
--------------------------------------------------------------------------------
2)         Check the Appropriate Box if a Member of a Group            (a)  [X]
           (See Instructions)                                          (b)  [ ]
--------------------------------------------------------------------------------
3)         SEC Use Only

--------------------------------------------------------------------------------
4)         Source of Funds (See Instructions)
           N/A
--------------------------------------------------------------------------------
5)         Check if Disclosure of Legal Proceedings is Required Pursuant to
           Items 2(d) or 2(e)                                               [ ]

--------------------------------------------------------------------------------
6)         Citizenship or Place of Organization
           BRITISH
--------------------------------------------------------------------------------
                     7)     Sole Voting Power
                            0
     Number of     -------------------------------------------------------------
      Shares         8)     Shared Voting Power
   Beneficially             5,334,856 SHARES
     Owned by      -------------------------------------------------------------
       Each          9)     Sole Dispositive Power
     Reporting              0
      Person       -------------------------------------------------------------
       With         10)     Shared Dispositive Power
                            5,334,856 SHARES
--------------------------------------------------------------------------------
11)        Aggregate Amount Beneficially Owned by Each Reporting Person
           5,334,856 SHARES
--------------------------------------------------------------------------------
12)        Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
           (See Instructions)                                               [ ]

--------------------------------------------------------------------------------
13)        Percent of Class Represented by Amount in Row (11)
           16.3%
--------------------------------------------------------------------------------
14)        Type of Reporting Person (See Instructions)

           IN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP No. 749651105
--------------------------------------------------------------------------------
1)         Name of Reporting Persons
           I.R.S. Identification No. of Above Persons (entities only)

           ANDREW PEGGE
--------------------------------------------------------------------------------
2)         Check the Appropriate Box if a Member of a Group            (a)  [X]
           (See Instructions)                                          (b)  [ ]
--------------------------------------------------------------------------------
3)         SEC Use Only

--------------------------------------------------------------------------------
4)         Source of Funds (See Instructions)
           N/A
--------------------------------------------------------------------------------
5)         Check if Disclosure of Legal Proceedings is Required Pursuant to
           Items 2(d) or 2(e)                                               [ ]

--------------------------------------------------------------------------------
6)         Citizenship or Place of Organization
           BRITISH
--------------------------------------------------------------------------------
                     7)     Sole Voting Power
                            0
     Number of     -------------------------------------------------------------
      Shares         8)     Shared Voting Power
   Beneficially             5,334,856 SHARES
     Owned by      -------------------------------------------------------------
       Each          9)     Sole Dispositive Power
     Reporting              0
      Person       -------------------------------------------------------------
       With         10)     Shared Dispositive Power
                            5,334,856 SHARES
--------------------------------------------------------------------------------
11)        Aggregate Amount Beneficially Owned by Each Reporting Person
           5,334,856 SHARES
--------------------------------------------------------------------------------
12)        Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
           (See Instructions)                                               [ ]

--------------------------------------------------------------------------------
13)        Percent of Class Represented by Amount in Row (11)
           16.3%
--------------------------------------------------------------------------------
14)        Type of Reporting Person (See Instructions)

           IN
--------------------------------------------------------------------------------

This Amendment No. 3 to the Statement on Schedule 13D amends Items 3 and 5 of the Statement on Schedule 13D originally filed with the Securities and Exchange Commission on January 13, 2003 and amended by Amendment No. 1 on January 27, 2003 and Amendment No. 2 on July 18, 2003 by the Reporting Persons with respect to the shares of Common Stock of the ROC Taiwan Fund (the "Trust").

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 is hereby amended and restated in its entirety to read as follows:

The funds used to purchase the shares of Common Stock described in this statement were acquired through open market purchases and were derived from Catalyst's, LPV's, LUV's, LILP's, LIL's and Laxey's investment capital and funds provided by one or more discretionary accounts managed for unaffiliated third parties (the "Accounts"). The aggregate amount of the funds used to purchase all of the shares purchased by Catalyst, LPV, LUV, LILP, LIL, the Accounts and Laxey is $3,684,895.20, $3,564,448.00, $3,636,000.00, $2,940,492.80, $3,230,956.00,
$3,551,700.00 and $3,460.00, respectively.

Item 5. INTEREST IN SECURITIES OF THE ISSUER

Items 5(a) and 5(b) below are hereby amended and restated in their entirety and
Item 5(c) is hereby amended to supplement the original Item 5(c) as follows:

(a) As of the date hereof, Catalyst, together with Laxey, Kingsnorth and Pegge, are the beneficial owners of 974,840 shares of Common Stock, which represent approximately 3.0% of the issued and outstanding Common Stock of the Trust. As of the date hereof, LPV, together with Laxey, Kingsnorth and Pegge, are the beneficial owners of 968,600 shares of Common Stock, which represents approximately 3.0% of the issued and outstanding shares of the Common Stock. As of the date hereof, LUV, together with Laxey, Kingsnorth and Pegge are the beneficial owners of 965,000 shares of Common Stock, which represents approximately 3.0% of the issued and outstanding shares of the Common Stock. As of the date hereof, LILP, together with Laxey, Kingsnorth and Pegge are the beneficial owners of 779,216 shares of Common Stock, which represents approximately 2.4% of the issued and outstanding shares of the Common Stock. As of the date hereof, LIL, together with Laxey, Kingsnorth and Pegge are the beneficial owners of 693,200 shares of Common Stock, which represents approximately 2.1% of the issued and outstanding Common Stock. As of the date hereof, Laxey, Kingsnorth and Pegge are the beneficial owners, through Laxey's discretionary authority over the Accounts, of the 953,000 shares of Common Stock held in the Accounts, which represents approximately 2.9% of the issued and outstanding shares of the Common Stock. The Accounts are terminable at any time by the respective third parties, for which the Accounts are held, upon providing written notice to Laxey. As of the date hereof, Laxey together with Kingsnorth and Pegge are the beneficial owners of 1,000 shares of Common Stock, which represents less than 1% of the issued and outstanding shares of Common Stock. Accordingly, Laxey, Kingsnorth and Pegge are, as of the date hereof, beneficial owners of an aggregate of 5,334,856 shares of Common Stock, constituting approximately 16.3% of the shares of Common Stock outstanding. No other person identified in Item 2 beneficially owns any shares of Common Stock.

(b) As of the date hereof, Laxey, Kingsnorth and Pegge share with Catalyst the power to vote and dispose of 974,840 shares of Common Stock. As of the date hereof, Laxey, Kingsnorth and Pegge share with LPV the power to vote and dispose of 968,600 shares of Common Stock. As of the date hereof, Laxey, Kingsnorth and Pegge share with LUV, the power to vote and dispose of 965,000 shares of Common Stock. As of the date hereof, Laxey, Kingsnorth and Pegge share with LILP the power to vote and dispose of 779,216 shares of Common Stock. As of the date hereof, Laxey, Kingsnorth and Pegge share with LIL the power to vote and dispose of 693,200 shares of Common Stock. As of the date hereof, Laxey, Kingsnorth and Pegge have sole voting and dispository power with respect to the 953,000 shares of Common Stock held in the Accounts. As of the date hereof, Kingsnorth and Pegge share with Laxey the power to vote and dispose of 1,000 shares of Common Stock. Accordingly, Laxey, Kingsnorth and Pegge, as of the date hereof, have voting power and dispositive power over an aggregate of 5,334,856 shares of Common Stock, constituting approximately 16.3% of the shares of Common Stock outstanding. No other person identified in Item 2 shares the power to vote or dispose of any shares of Common Stock. The information contained in Item 2 relating to the persons identified in this
      Item 5(b) is incorporated by reference.

      In the past 60 days, the following open market purchases of Common Stock have been made by LIL:

 -----------------------------------------------------------------------------
                            NUMBER OF SHARES OF
  DATE OF PURCHASE          COMMON STOCK BOUGHT             PRICE PAID/SHARE
 -----------------------------------------------------------------------------
      11/05/03                      63,200                        $4.73
 -----------------------------------------------------------------------------
      11/06/03                     630,000                        $4.654
 -----------------------------------------------------------------------------


         No separate transactions were undertaken by Catalyst, LPV, LUV, LILP, Laxey, Kingsnorth, Pegge or the Accounts during the above time period.

                                   SIGNATURES

         After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned hereby certify that the information set forth in this Amendment No. 3 to Statement on Schedule 13D is true, complete and correct.

Dated:  November 13, 2003

                                   THE VALUE CATALYST FUND LIMITED


                                   By: /s/   Elizabeth Tansell
                                       ---------------------------
                                       Name:  Elizabeth Tansell
                                       Title: Director


                                   LP VALUE LIMITED


                                   By: /s/  Chris Bruce
                                       ---------------------------
                                       Name:  Chris Bruce
                                       Title: Director


                                   LAXEY UNIVERSAL VALUE LP
                                   By: Laxey Partners GP(2) Limited, its General Partner


                                   By: /s/ Chris Bruce
                                       ---------------------------
                                       Name:  Chris Bruce
                                       Title: Director


                                   LAXEY INVESTORS, L.P.
                                   By: Laxey Partners (GP) Limited, its General
                                   Partner


                                   By: /s/ Chris Bruce
                                       ---------------------------
                                       Name:  Chris Bruce
                                       Title: Director


                                   LAXEY INVESTORS LIMITED


                                   By: /s/ Elizabeth Tansell
                                       ---------------------------
                                       Name:     Elizabeth Tansell
                                       Title:    Director

                                   LAXEY PARTNERS LIMITED


                                   By: /s/ Chris Bruce
                                       ---------------------------
                                       Name:  Chris Bruce
                                       Title: Director



                                   /s/  Colin Kingsnorth
                                   -------------------------------
                                   Colin Kingsnorth



                                   /s/  Andrew Pegge
                                   -------------------------------
                                   Andrew Pegge